UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 5*


                               NeighborCare, Inc.
                               ------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.02 Per Share
                         (Title of Class of Securities)


                                  64015Y-10-4
                                  -----------
                                 (CUSIP Number)

                              Steve Chaiken, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 7, 2004
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 8 Pages

                                      13D

-----------------------------                      -----------------------------
CUSIP NO. 64015Y-10-4                                    Page 2 of 8 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (SEE INSTRUCTIONS)                                                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INTRUCTIONS):
   OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e) [X]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------
                   7. SOLE VOTING POWER
   NUMBER OF          0
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY      8. SHARED VOTING POWER
   OWNED BY           3,825,025
   REPORTING     ---------------------------------------------------------------
    PERSON         9. SOLE DISPOSITIVE POWER
     WITH             0
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      3,825,025
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,825,025
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [X]
    CERTAIN SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:
    BD-PN-IA

                                      13D

-----------------------------                      -----------------------------
CUSIP NO. 64015Y-10-4                                    Page 3 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS:
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (SEE INSTRUCTIONS)                                                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INTRUCTIONS):
   AF-OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                   7. SOLE VOTING POWER
   NUMBER OF          43,047
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY      8. SHARED VOTING POWER
   OWNED BY           3,825,025
   REPORTING     ---------------------------------------------------------------
    PERSON         9. SOLE DISPOSITIVE POWER
     WITH             43,047
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      3,825,025
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,868,072
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:
    HC-CO

CUSIP NO. 64015Y-10-4                                         Page 4 of 8 Pages



                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                               NEIGHBORCARE, INC.


The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons")(1) hereby amend and supplement the Statement on Schedule 13D as most recently amended by Amendment No. 4 thereto filed December 5, 2003 (as amended, the "Schedule 13D"), with respect to the Common Stock, $0.02 par value per share (the "Common Stock"), of NeighborCare, Inc., a Pennsylvania corporation (the "Company"). This Amendment No. 5 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

As a result of the transactions reported herein, the Filing Persons' ownership is under 10% of the Company's outstanding shares of Common Stock; they will hereafter report on a Schedule 13G.

(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Act.

ITEM 2    IDENTITY AND BACKGROUND

Schedule II to the Schedule 13D is hereby amended by deleting such schedule in its entirety and replacing it with the Schedule II attached hereto.

ITEM 5. INTEREST SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) are hereby amended by deleting such sections in their entirety and replacing them with the following:

(a) As of January 7, 2004, Goldman Sachs may be deemed to beneficially and directly own an aggregate of 3,825,025 shares of Common Stock, representing in the aggregate approximately 8.9% of the outstanding shares of Common Stock reported to be outstanding as of December 17, 2003, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, as amended by Amendment No. 1 thereto (the "10-K"), and in accordance with Rule 13d-3(d)(1).

As of January 7, 2004, GS Group may be deemed to beneficially own an aggregate of 3,868,072 shares of Common Stock, consisting of (i) 3,825,025 shares of Common Stock beneficially owned by GS Group through Goldman Sachs as described above, and (ii) 43,047 shares of Common Stock underlying immediately exercisable Options, representing in the aggregate approximately 9.0% of the outstanding shares of Common Stock as disclosed in the 10-K and in accordance with Rule 13d-3(d)(1). The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. LaNasa III, a managing director of Goldman Sachs. Mr. LaNasa has an understanding with GS Group pursuant to which he holds the Options for the benefit of GS Group.

                                      13D

CUSIP NO. 64015Y-10-4                                          Page 5 of 8 Pages


In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by such Filing Person as indicated above, except that GS Group has sole voting and dispositive power with regard to the 43,047 shares of Common Stock underlying the Options. The filing of this Schedule 13D shall not be construed as an admission that Goldman Sachs is, for the purposes of Section 13(d) of the Act or any other purpose, the beneficial owner of such 43,047 shares of Common Stock or the related Options.

(c) The following transactions were effected in shares of Common Stock between December 3, 2003, the day following the date of event requiring the filing of the immediately preceding amendment to the Schedule 13D, and January 7, 2004, the date of event requiring the filing of this amendment to the Schedule 13D, inclusive:

On December 22, 2003, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission in connection with its December 19, 2003 announcement that that it had elected to exercise its right to convert all of its outstanding shares of Convertible Preferred Stock into shares of Common Stock. In addition, in connection with the completion of the Company's spin-off transaction on December 1, 2003 whereby its eldercare and rehabilitation businesses became a separate publicly traded company, the conversion ratio of the Convertible Preferred Stock was adjusted to 8.9375 shares of Common Stock for each share of Convertible Preferred Stock, which includes dividends accrued but unpaid on the Convertible Preferred Stock through the date of conversion. The conversion was deemed effective as of December 16, 2003. Accordingly, the 71,799 shares of Convertible Preferred Stock held by Goldman Sachs, representing all shares of Convertible Preferred Stock held by it (excluding accrued paid-in-kind dividends on the Convertible Preferred Stock which were accounted for in the conversion ratio) were converted into 641,703 shares of Common Stock.

On December 3, 2003 Goldman Sachs purchased 100 shares of Common Stock at $23.62 per share; 100 shares of Common Stock at $23.66 per share; 1398 shares of Common Stock at $23.3782 per share; and 658 shares of Common Stock at $23.37 per share. On December 3, 2003 Goldman Sachs sold 100 shares of Common Stock at $23.30 per share; 39 shares of Common Stock at $23.31 per share; 100 shares of Common Stock at $23.33 per share; 39 shares of Common Stock at $23.37 per share; 184 shares of Common Stock at $23.53 per share; and 936 shares of Common Stock at $23.37 per share. On December 19, 2003 Goldman Sachs sold 12,500 shares of Common Stock at $19.01 per share; and 40,500 shares of Common Stock at $19.15 per share. On January 6, 2004 Goldman Sachs sold 250,000 shares of Common Stock at $20.61383 per share. On January 7, 2004 Goldman Sachs sold 145,500 shares of Common Stock at $20.8344 per share. Each transaction described in this paragraph was effected in the ordinary course of business of Goldman Sachs and was effected on either The New York Stock Exchange, The Nasdaq National Market or The Pacific Stock Exchange.

                                      13D

CUSIP NO. 64015Y-10-4                                          Page 6 of 8 Pages


Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons or, to their knowledge, any of the persons listed on Schedule I hereto, between December 2, 2003 and January 7, 2004, inclusive.

                                                               Page 7 of 8 Pages



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2004

THE GOLDMAN SACHS GROUP, INC.

By: /s/ ROGER S. BEGELMAN
   -----------------------------
Name: Roger S. Begelman
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ ROGER S. BEGELMAN
   -----------------------------
Name: Roger S. Begelman
Title: Attorney-in-fact

                                      13D

CUSIP NO. 64015Y-10-4                                          Page 8 of 8 Pages


                                   SCHEDULE II


On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including the Firm, violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including the Firm, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC, and the Firm paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). The Firm also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms, including the Firm, entered into global settlements with the SEC, NYSE, NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. The Firm was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. The Firm also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).